K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

July 21, 2016
Christina DiAngelo Fettig
Senior Staff Accountant
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Evanston Alternative Opportunities Fund File Numbers 333-191847; 811-22904

Dear Ms. Fettig:

On behalf of Evanston Alternative Opportunities Fund (the “Fund”), we submit this letter in response to comments received by telephone on July 12, 2016 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the Fund’s post-effective amendment number 4 to the Fund’s registration statement on Form N-2 filed on June 27, 2016 (the “Registration Statement”).  Any terms not defined herein have the meanings ascribed to them in the Registration Statement.
The Fund acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Fund. The Fund acknowledges that any comments or changes to disclosure in the filing provided by the SEC staff, acting pursuant to delegated authority, do not foreclose the SEC from taking any action with respect to the filing, and the Fund represents that it will not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Set forth below are the staff’s comments and the Fund’s responses.
Comment 1:  In response to prior comments from the SEC staff, the Fund stated that the receivable or payable account, as applicable, relating to the expense limitation agreement would be settled quarterly in concert with the Fund's payment of the Fund's management fee.  Please confirm that this has been so settled.
Response:  Supplementally, the Fund so confirms.  The Fund notes that, as discussed in the subsequent events note in the annual shareholder report filed on Form N-CSR for the fiscal year ended March 31, 2016, on May, 11, 2016, the amount “Due from Adviser” was settled. For future years, the Fund and Evanston Capital Management, LLC will settle the receivable or payable account, as applicable, relating to the expense limitation agreement on a quarterly basis.
Comment 2:  On the cover page, consider revising the disclosure in footnotes one and two to clarify that the sales load is subtracted from the net asset value of the shares purchased.

Response:  The Fund has revised footnotes one and two on the cover page as follows:
(1)	Class A Shares and Class I Shares of beneficial interest (the “Shares”) are continuously offered at current net asset value (“NAV”), which will fluctuate, ~~plus~~ and may be subject to an ~~any~~ applicable sales load.
(2)	Class A Share investments may be subject to a sales charge of up to 3.00%. Such ~~a~~ sales load will be ~~added to~~ subtracted from the investment amount and will not form part of an investor’s investment in the Fund ~~offering price per Share~~. ~~Any sales load is computed as a percentage of the public offering price.~~ The sales load may be waived in certain circumstances at the Adviser’s discretion. See “Distribution Arrangements.”
In addition, conforming edits have been made to the disclosure throughout the Registration Statement.
Comment 3:  The expense limitation agreement (“ELA”) discussion in the Registration Statement includes a reference to “extraordinary expenses.”  Because “extraordinary expenses” is no longer an accounting term, consider defining “extraordinary expenses.”
Response:  The Fund notes that the disclosure in the Registration Statement regarding the expenses that are excluded from the ELA, including “extraordinary expenses”, reflects the language in the agreement itself, which the Fund’s board of trustees has reviewed and approved as a contractual and legal matter, outside of the context of applicable accounting treatment.  However, in response to the SEC staff’s comment, the Fund will consider adding defining language to the ELA with board approval at a future renewal period, if any.
Comment 4:  Confirm whether “Other Expenses” are estimated and whether they take into account proceeds for the upcoming year.
Response:  The Fund is a continually offered closed-end fund and accordingly, consistent with the requirements of Form N-1A, the Fund bases the percentages of Annual Expenses on amounts actually incurred during the Fund’s most recent fiscal year.  In this manner it provides investors with more accurate information and is consistent with the presentation used by other continuously offered closed-end funds of hedge funds.  Accordingly, “Other Expenses” are calculated by using the Fund’s aggregate “other expenses” for the fiscal year ended March 31, 2016 in the numerator and dividing that by the Fund’s net asset value as of March 31, 2016. “Other Expenses” does not take into account any anticipated proceeds in the upcoming year.
Comment 5:  In order to reflect the effects of the ELA in the fee table, consistent with the requirements of Form N-1A, the agreement must be in effect for one year after the Fund’s Registration Statement is declared effective.
Response:  The Fund so acknowledges.  The Fund notes that the ELA has been extended until July 31, 2016 and the disclosure in the Registration Statement has been revised accordingly.
Comment 6:  In the financial highlights, with respect to Class I, please confirm why the “ratio of expenses to average net assets after expense waiver and reimbursement” does not match up to the amounts in the ELA.  If there were any voluntary waivers, please confirm whether those waivers are subject to recapture.
Response:  The Fund supplementally confirms that the discrepancy, with respect to Class I, is a result of the Management Fee Waiver that was in place, but which has now expired.  As disclosed in the Statement of Additional Information, Evanston Capital Management, LLC “had contractually agreed to waive a portion of the Management Fee through the first anniversary of the Fund’s commencement of operations (i.e., from July 1, 2014 until June 30, 2015).”  In addition, the Fund notes that the Management Fee Waiver is not subject to recapture.
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We believe that this submission fully responds to your comments. Please feel free at any time to call me at 617-951-9209 or Clair E. Pagnano at 261-3246.
Sincerely,
/s/ Pablo J. Man

cc:	Scott Zimmerman
Evanston Capital Management, LLC
Michael S. Caccese
Clair E. Pagnano
K&L Gates LLP

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